Notice of Exempt Solicitation

NAME OF REGISTRANT: THE KROGER COMPANY

NAME OF RELYING ON EXEMPTION: SISTERS OF ST. FRANCIS OF PHILADELPHIA

ADDRESS OF PERSON RELYING ON EXEMPTION: 609 S. CONVENT ROAD, ASTON, PA 19014

Dear Fellow Kroger Company Shareholder,

The Sisters of St. Francis of Philadelphia seeks your support for Proposal 4 on the Kroger Company (“Kroger”, or “the Company”) 2024 proxy ballot. The resolved clause states:

RESOLVED, shareholders ask that the board commission and disclose a report on the external public health costs created by the sale of tobacco products by our company (the “Company”) and the manner in which such costs affect the vast majority of its shareholders who rely on overall market returns.

We are the lead filers of this proposal, which has been co-filed by other concerned investors, including the Sisters of Charity of St. Elizabeth, NJ, Sisters of the Humility of Mary, OH, CommonSpirit Health, Bon Secours Mercy Health, Congregation of St. Joseph, OH, Mercy Investment Services, and Trinity Health.

Our Rationale to vote FOR and Rebuttal to the Company’s Opposition Statement follows:

As investors, we expect companies in our holdings to align their operations with their stated mission and vision. Investments made with a company, while certainly influenced by financial considerations, can also include factors such as good will, sustainability, transparency, and mission alignment.

The Kroger Company operates 2,750 grocery retail stores under a variety of banner names, as well as 170 jewelry stores, 35 food production or manufacturing facilities producing private-label products, and 1,585 supermarket fuel centers. Additionally, the company operates 2,200 pharmacies, in 35 states and 220 clinics in 9 states, located in their combination food and drug stores.1 Kroger Health, a division of The Kroger Company, has committed its resources to improve the general health of the communities they serve, saying “Our vision is to help people live healthier lives, and our mission is to improve health outcomes with simplified solutions that combine health, wellness and nutrition.”2 Their team of 24,000 healthcare practitioners include pharmacists, nurse practitioners, dietitians and technicians “helping people live healthier lives.”

1 https://ir.kroger.com/news/news-details/2024/Kroger-Health-Announces-Continued-Inclusion-in-Centenes-Pharmacy-Network/default.aspx

2 https://www.krogerhealth.com/

At the top of the Kroger family of companies is the Kroger Company, which offers numerous products and services to assist with healthy eating and living, including a staff of registered dieticians to offer advice, their OptUP app to help customers choose healthy foods, diabetes management, and tele nutrition.3

Despite the company’s prioritization of health in their printed words and actual operations, and despite their efforts in fusing of their health, wellness, and nutrition programs, Kroger continues to sell cigarettes and other tobacco products in their stores.

Tobacco is a uniquely destructive product.

Cigarette smoking is the cause of more than 480,000 deaths each year in the United States. In fact, more than 10 times as many Americans have died prematurely from smoking than from as wars fought by this country.4

The World Health Organization (WHO) developed the Framework Convention on Tobacco Control in 2003 to “protect present and future generations from the devastating health, social, environmental and economic consequences of tobacco consumption and exposure to tobacco smoke.”5 Currently, 138 countries and territories, representing 66.5% of the world's population, require picture health warnings on cigarette packages, while 42 countries and territories are actively moving ahead with plain packaging. “Plain packaging includes health warnings on packages and prohibits tobacco company branding such as colours, logos and design elements.”6

According to the Center for disease Control and Prevention (CDC), “Smoking harms nearly every organ of the body and affects a person’s overall health, including weakening of bones, teeth and gum health, promotes diabetes mellitus, decreased immune function, and can contribute to the onset of cataracts and rheumatoid arthritis.7

As stated in “The Public Health Impact of Tobacco” by Dr. Prakash C. Gupta of the Tata Institute of Fundamental Research, health professionals, such as pharmacists, play a role in keeping the public safe from the harms of tobacco, stating “Health professionals need to take on an active supportive role in helping individuals and communities stop smoking and chewing tobacco and advocate for legislation to protect children and the general public from environmental tobacco smoke. Only then will this scourge of humanity stop taking its toll.”8

3 https://www.kroger.com/health/info

4 https://www.cdc.gov/tobacco/data_statistics/fact_sheets/health_effects/effects_cig_smoking/index.htm

5 https://iris.who.int/bitstream/handle/10665/42811/9241591013.pdf?sequence=1 page 5

6 https://www.prnewswire.com/news-releases/tobacco-plain-packaging-progress-continues-worldwide-with-42-countries-and-territories-moving-forward-with-regulations-302053876.html#:~:text=The%20report%20reveals%20there%20are,picture%20health%20warnings%20in%202001.

7 https://www.cdc.gov/tobacco/data_statistics/fact_sheets/health_effects/effects_cig_smoking/index.htm

8 https://www.jstor.org/stable/24105879?read-now=1&seq=1#page_scan_tab_contents Current Science, Vol. 81, #5, pp. 475-481

The market for cigarettes is shrinking.

Although cigarette smoking remains the leading cause of preventable disease and death in the United States and cost the United States more than $600 billion in 2018, including more than $240 billion in healthcare spending and nearly $372 billion in lost productivity9, smoking rates continue to fall. Consumption has steadily declined from 42.6% in 196510 to 11.5% in 2021.11 In dialogues with shareholders from the Interfaith Center on Corporate Responsibility (ICCR), Kroger team members have not shared sales figures for tobacco products. However, with smoking rates decreasing, logic suggests that sales of cigarettes have and will continue to drop.

Cigarette use rates should continue to decline in the United States, as states have found that increasing taxes on tobacco products has been an effective population-based strategy for decreasing smoking.12 Additionally, numerous states, cities, and municipalities have passed restrictions on smoking in government buildings, private businesses, restaurants, and bars.13 Even manufacturers of cigarettes, such as Altria Group14, as well as retailers that feature pharmacy businesses like Walgreens15 and Walmart16 that sell combustible tobacco products offer smoking cessation assistance, reflecting the ambivalence of these companies’ investment in this deadly merchandise.

The reputational risk of selling this product is real

The risk of Kroger selling a product that not only addicts, destroys the health, and kills the user, but does so while promoting itself as a company that promotes good health is substantial. In Kroger Health’s Purpose, Vision, Mission statement, they announce “We strive to feed the human spirit and help people live healthier lives with everything we do. Our company mission is to improve outcomes by creating solutions that combine health, wellness, and nutrition, while connecting with people on an emotional and personal level.”17 “In everything we do” belies their promotion and sale of cigarettes, a product that offers nothing but negative outcomes and satisfies only needs it creates through its addictive properties.

For decades, the American Pharmacists Association has opposed the sale of tobacco products in pharmacies, and as far back as 2012, a study found that more than 75% of pharmacists who responded support legislation banning the sale of tobacco products in pharmacies. Over 86% of respondents would prefer to work in a pharmacy that does not sell tobacco products.18 The American Heart Association19 and the American Lung Association, 20 also support eliminating tobacco sales in retail outlets that contain pharmacies. Moreover, a 2016 study of customer attitudes toward tobacco sales in pharmacies found that 66.1% of U.S. adults favor prohibiting tobacco sales in retail pharmacy stores, including 46.5% among current cigarette smokers.21

9 https://www.cdc.gov/tobacco/campaign/tips/resources/data/cigarette-smoking-in-united-states.html

10 https://www.lung.org/research/trends-in-lung-disease/tobacco-trends-brief/overall-tobacco-trends

11 https://www.cdc.gov/tobacco/campaign/tips/resources/data/cigarette-smoking-in-united-states.html

12 Effects of Tobacco Taxation and Pricing on Smoking Behavior in High Risk Populations: A Knowledge Synthesis - PMC (nih.gov)

13 State Laws Prohibiting Smoking in Government Buildings, Private Workplaces, Restaurants and Bars (lung.org)

14 Supporting Cessation - Altria

15 Quit Smoking Answers | Health Answers | Walgreens

16 walmart.cravingtoquit.com

17 https://www.kroger.com/health/about#:~:text=We%20strive%20to%20feed%20the,an%20emotional%20and%20personal%20level.

18 https://bmcresnotes.biomedcentral.com/articles/10.1186/1756-0500-5-413#:~:text=In%201971%2C%20the%20American%20Pharmacists%20Association%20%28APhA%29%20House,keep%20smoking%20cessation%20a%20priority%20%5B%2021%20%5D.

19 https://www.heart.org/-/media/Files/About-Us/Policy-Research/Policy-Positions/Tobacco-Endgame/eliminating-tobacco-sales-in-pharmacies-UCM_467508.pdf

20 https://www.lung.org/policy-advocacy/public-policy-positions/public-policy-position-tobacco#:~:text=The%20American%20Lung%20Association%20supports%20efforts%20to%20reduce,of%20all%20tobacco%20products%20at%20retailers%20with%20pharmacies.

21 https://www.ncbi.nlm.nih.gov/pmc/articles/PMC5118143/

According to a 2019 study found in the National Library of Medicine, “Pharmacies that sell tobacco are also more likely to encourage its use; tobacco prices are lower in pharmacies relative to other stores, and chain pharmacies are more likely than independents to stock tobacco products and sell them to minors.22 The study also found that that only 2% of pharmacists favor the sale of tobacco, while there is widespread public support for tobacco-free pharmacies.

In addition to selling cigarettes and other tobacco products, offers for sale a wide variety of smoking cessation products, including a “value pack” of Nicorette gum for $73.99.23 Retail outlets that contain pharmacies and publicly promote themselves as champions of healthy living are callously and cynically profiting from both the disease and the cure.

A company or industry’s reputation is harmed by the sale of age-restricted products, like tobacco, to underage customers. Kroger was among the retailers, including others that contained pharmacies, that were publicly criticized by the U.S. Food and Drug Administration (FDA) for “repeatedly selling tobacco products to minors in violation of federal law”.24

Conversely, corporate goodwill is built through actions that benefit customers, workers and the general public. As a result of CVS Health’s decision to eliminate tobacco from its stores in 2014, the company received praise from the American Cancer Society25, President Barack and First Lady Michelle Obama26, the American Medical Association, the American College of Pediatrics, the American College of Physicians, the American Academy of Family Physicians and other medical societies.2728

Proposal Ask

The proponents are simply requesting a report on the external public health costs created by the sale of tobacco products. We are not asking the company to reshape its portfolio of products, but only to educate itself on the risks to shareholder value, as well as the health of their customers and the public.

22 https://www.ncbi.nlm.nih.gov/pmc/articles/PMC6588971/#:~:text=Tobacco%20is%20the%20leading%20preventable%20cause%20of%20death,in%20low-income%20and%20middle-income%20countries%20%28LMICs%29.%2012%2013

23 https://www.kroger.com/pl/smoking-cessation/22016

24 https://www.nytimes.com/2019/03/04/health/tobacco-cigarettes-minors-walgreens.html

25 https://www.fightcancer.org/news/acs-can-presents-award-cvs-health-removing-tobacco-products-its-stores

26 https://www.nbcnews.com/health/health-news/so-long-cigs-michelle-obama-praises-cvs-pulling-tobacco-n22156

27 https://www.fiercehealthcare.com/practices/physicians-react-to-cvs-anti-tobacco-move

28 https://www.cbsnews.com/news/medical-community-rallies-behind-cvs-decision-to-stop-tobacco-sales/

A study conducted by CVS Health following the company decision to discontinue the sale of tobacco products found that by eliminating some outlets for people to purchase these items, cigarettes purchased nationwide were impacted. They found “While the Company's decision reduced cigarette purchases across all retail settings, those who purchased cigarettes exclusively at CVS Pharmacy were 38 percent more likely to stop buying cigarettes, and those who purchased three or more packs per month were more than twice as likely to stop buying cigarettes altogether.”29 The data confirmed there was indeed a public health impact as a result of their decision on tobacco.

Proponents encourage all Kroger Company shareholders to support Proposal 4, requesting the Board of Directors commission and disclose a report on the external public health costs created by the sale of tobacco products by our company and the manner in which such costs affect the vast majority of its shareholders who rely on overall market returns.

For more information, please contact me, as noted below.

Sincerely,

Tom McCaney

Director, Corporate Social Responsibility

Sisters of St. Francis of Philadelphia

tmccaney@osfphila.org

29 https://www.cvshealth.com/news/community/cvs-health-research-institute-study-confirms-companys-tobacco-re.html